February 24, 2026

Michael McMullen
Director and Executive Chair
Metals Acquisition Corp. II
c/o Maples Corporate Services Limited
PO Box 309
Grand Cayman, KY1-1104
Cayman Islands

       Re: Metals Acquisition Corp. II
           Registration Statement on Form S-1
           Filed February 2, 2026
           File No. 333-293143
Dear Michael McMullen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Jordan M. Leon, Esq.